Exhibit 99.1

Adagene Reports Financial Results for the Six Months Ended June 30, 2021
and Provides Corporate Updates

- Established three clinical collaborations with Merck to conduct global combination trials with pembrolizumab for three clinical-stage oncology candidates -

- Evidence of ADG106 efficacy with favorable safety profile shown in monotherapy trials; combination trials ramping up to target biomarker-enriched indications and PD-1 resistant patients -

- Strong potential for differentiated profile of novel
NEObody™ anti-CTLA-4 candidate, ADG116, demonstrated in ongoing phase 1 trial -

- First SAFEbody™ program, ADG126, advancing in phase 1 dose-escalation -

- Continued execution of multiple preclinical programs towards IND, leveraging the company’s powerful antibody-based technology platforms -

- Further strengthened leadership team and expanded network of scientific and strategic advisors to develop best-in-class pipeline -

SAN FRANCISCO, Calif. and SUZHOU, China, August 26, 2021 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today reported financial results for the six months ended June 30, 2021, and provided corporate updates.

“During the first half of 2021, we advanced our clinical pipeline of three highly differentiated immuno-oncology candidates, while building a robust pipeline of novel preclinical programs that leverage our unique computational biology and artificial intelligence (AI) powered technology platforms,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “With three Merck collaborations now in place, we’ve refined our global clinical development strategies to enhance efficiency and optimize our plans moving forward, while we anticipate key upcoming data from ongoing trials. Our pipeline aims to transform cancer therapy with the first of a new class of agonist antibodies targeting CD137, as well as new modalities and novel combinations to unlock the value of CTLA-4 as a proven target and the backbone of future immunotherapies. Applying our unique technology platforms and translational expertise, our goal is to strike a balance between safety and efficacy, addressing the core challenge of oncology drug development.”

Recent Highlights and Upcoming Milestones

ADG106: This NEObody™ program is a fully human ligand-blocking, agonistic anti-CD137 IgG4 monoclonal antibody (mAb) that is being evaluated in patients with advanced solid tumors and/or non-Hodgkin’s lymphoma.

•	Evaluated ADG106 in 98 patients in phase 1 monotherapy dose escalation trials in U.S. (ADG106-1001) and China (ADG106-1002):
o	ADG106 monotherapy was well tolerated at doses of 3 mg/kg and 5 mg/kg. Limited treatment emergent adverse events were observed (i.e., limited liver toxicity or hematologic abnormalities). Results showed evidence of efficacy with a 56% disease control rate, and more than 30% tumor shrinkage was observed in 75% of patients with positive biomarker expression (via retrospective analysis), including a partial response evaluated by RECIST v1.1 in a patient with a solid tumor who failed multiple prior therapies.
o	Data from these trials were published at the ASCO 2021 Annual Meeting.

•	Continued dose escalation in a phase 1b/2 trial (ADG106-1008) evaluating safety and preliminary efficacy of ADG106 in combination with toripalimab, an approved anti-PD-1 in China. This trial is targeting biomarker-enriched tumors in patients who failed prior standard and/or immuno-oncology therapies.
o	Preliminary data from this trial demonstrate target engagement as shown by a dose-dependent pharmacodynamic biomarker, consistent with the monotherapy trials.
•	Implementing a biomarker-enriched tumor targeting strategy for a phase 1b/2 trial of ADG106 in combination with pembrolizumab (ADG106-P2001; KEYNOTE-D12) in the U.S. and Asia Pacific (APAC), integrating earlier plans for the ADG106-2001 trial. Data from this trial are expected in 2022.
•	Upcoming ADG106 milestones:
o	H2 2021
▪	Results from ongoing trial in combination with toripalimab (ADG106-1008)
▪	Complete patient follow up in monotherapy trials in the U.S. (ADG106-1001) and China (ADG106-1002)
o	2022
▪	Results from combination trial with pembrolizumab (ADG106-P2001)

ADG116: This NEObody program, targeting a unique epitope of CTLA-4, is being evaluated in patients with advanced/metastatic solid tumors. ADG116 is designed to enhance efficacy by potent Treg depletion in the tumor microenvironment (TME) and to maintain its physiological function by soft ligand blocking in order to address safety concerns associated with existing CTLA-4 therapeutics.

•	Continued dose escalation in a global phase 1 clinical trial evaluating the safety and tolerability of ADG116 in patients with advanced/metastatic solid tumors (ADG116-1003):
o	ADG116 has shown no dose-limiting toxicities at doses up to 6 mg/kg, which is twice the 3 mg/kg dose level approved for the commercially available CTLA-4 therapy in specific indications. Dosing at 10 mg/kg is being initiated.
o	This trial is on track to be expanded this year with two combination cohorts investigating safety and preliminary efficacy of ADG116 with either toripalimab or ADG106 in patients with advanced/metastatic solid tumors, integrating earlier plans for the ADG106-1003 trial.
•	Obtained approval of Investigational New Drug application (IND) from China’s National Medical Products Administration (NMPA) for a phase 1 monotherapy trial in China (ADG116-1002).
•	On track to advance a phase 1 trial of ADG116 in combination with pembrolizumab (ADG116-P001; KEYNOTE C97) in the U.S. and APAC in 2022.
•	Upcoming ADG116 milestones:
o	H2 2021
▪	Results from ongoing dose escalation of ADG-116 monotherapy (ADG116-1003)
o	2022
▪	Results from ongoing dose escalation of combination cohorts, including the combination of ADG116 with toripalimab and ADG106 (ADG116-1003), respectively
▪	Results from combination trial with pembrolizumab (ADG116-P001)

ADG126: The SAFEbody™ program targets CTLA-4 with a compelling preclinical profile and is designed to provide enhanced safety. ADG126 is designed for conditional activation in the TME, as well as to enhance efficacy by potent Treg depletion and to maintain its physiological function by soft ligand blocking in order to expand the therapeutic index and further address safety concerns with existing CTLA-4 therapies.

•	Continued dose escalation in a global phase 1 clinical trial evaluating the safety and tolerability of ADG126 in patients with advanced/metastatic solid tumors (ADG126-1001).
•	In April 2021, presented an update on preclinical data at the AACR Annual Meeting. Preclinical data demonstrated ADG126 was well tolerated at doses up to 200 mg/kg, with an encouraging antitumor response in multiple immune-competent mouse tumor models in a dose-dependent manner both as a single agent and in combination with anti-PD-1 and other therapies.
•	Submitted IND to NMPA for a phase 1, dose-escalation and cohort expansion trial of ADG126 in China as monotherapy, and in combination with toripalimab, to evaluate safety and preliminary efficacy in patients with advanced/metastatic solid tumors (ADG126-1002).
•	On track to advance a phase 1 trial of ADG126 in combination with pembrolizumab (ADG126-P001; KEYNOTE-C98) in the U.S. and APAC in 2022.
•	Upcoming ADG126 milestones:
o	H2 2021
▪	Results from ongoing dose escalation of ADG126 monotherapy (ADG126-1001)
o	2022
▪	Results from dose escalation and cohort expansion of ADG126 (ADG126-1002)
▪	Results from combination trial with pembrolizumab (ADG126-P001)

Preclinical Discovery Programs: The company continues to expand and advance a pipeline of innovative preclinical programs leveraging its NEObody, SAFEbody and/or POWERbody™ technologies to support the goal of submitting more than ten INDs or equivalent applications in the next three to five years.

•	Currently, five programs utilizing POWERbody and SAFEbody technologies are undergoing IND-enabling studies, including a highly differentiated anti-CD47 program, and bispecific T-cell engager programs that target both liquid and solid tumors.
•	All five programs have a robust Chemistry, Manufacturing and Controls (CMC) profile with encouraging preclinical safety and efficacy data.
•	Since March 31, 2021, the company has advanced two additional programs into CMC activity, further enhancing its portfolio of future IND candidates.
•	Upcoming preclinical discovery milestones:
o	2021
▪	Continue advancement of multiple candidates undergoing IND-enabling studies
o	2022
▪	Submission of multiple INDs or equivalent to advance innovative candidates from the company’s deep, broad, and differentiated preclinical discovery pipeline

Collaborations:

•	Established clinical trial collaboration and supply agreements with Merck for all three clinical candidates:
o	In July 2021, Adagene entered into two clinical collaborations with Merck, a leader in immuno-oncology. The collaborations include two open-label, dose escalation and expansion clinical studies to evaluate Adagene’s anti-CTLA-4 mAb product candidates, ADG116 and ADG126, in combination with pembrolizumab for patients with advanced/metastatic solid tumors, respectively.
o	In August 2021, Adagene entered into a third clinical collaboration with Merck to evaluate ADG106 in combination with pembrolizumab in advanced or metastatic solid and/or hematological malignancies.

•	Advanced the company’s ongoing collaboration with Guilin Sanjin Pharmaceutical Co., Ltd., or Sanjin, and its affiliates to develop two different monoclonal antibodies:
o	ADG104, an anti-PD-L1 monoclonal antibody, demonstrated promising data in ongoing phase 1b and phase 2 clinical trials concurrently in China. As of June 30, 2021, 4 patients had partial responses, 16 had stable disease, and a disease control rate of 50% was observed in 40 evaluable patients with various tumor types who received ADG104 monotherapy.
o	The second program, an anti-CSF-1R monoclonal antibody, received IND approval from the NMPA in March, and a phase 1 trial is expected to initiate dosing soon.

Corporate Updates

•	The company announced, effective immediately, a change in composition of the board of directors (the “Board”) of Adagene Inc. Mr. Yu Miao, a director designated by JSR Limited pursuant to the current effective shareholders agreement, has resigned from the Board due to personal reasons. Mr. Miao confirms that he has no disagreement with the company. Adagene is appreciative of Mr. Miao for his service and valuable contributions to the Board.
•	The company has further strengthened its leadership team with recent hires across functions:
o	Steve Fischkoff, M.D., was appointed as interim Chief Medical Officer of Adagene. Dr. Fischkoff is a board-certified medical oncologist who has been active in the pharmaceutical industry for approximately 30 years. Previously, while at Medarex, Dr. Fischkoff led the clinical development of Yervoy® (ipilumumab), the first checkpoint inhibitor and the only anti-CTLA-4 product approved by the U.S. Food and Drug Administration. He also served as the clinical lead from first-in-human through submission and approval in the U.S. and the EU of Humira® (adalimumab), the world’s top selling pharmaceutical product, at Knoll Pharmaceuticals and Abbott Laboratories.
o	Jin Shang, Ph.D., was appointed as Senior Vice President of Global Regulatory Affairs. Dr. Shang brings more than 20 years of research, drug development and regulatory experience in the biopharmaceutical industry and most recently served as Director of Regulatory Affairs, Oncology at AstraZeneca, and previously held positions at Sun Pharma, Morphic Therapeutic, and Merck.
o	Wenlin Zeng, Ph.D., was appointed as Vice President of Cell Line and Upstream. Dr. Zeng will manage cell line and upstream process development, as well as oversee subsequent manufacturing of biological products. Dr Zeng brings more than 20 years of experience in cell line development, cGMP cell banking and drug substance manufacturing. She most recently served as Senior Director at Gilead and previously held positions at Forty-Seven, NGM Bio, Advanced Bioscience Laboratories, GlaxoSmithKline, MedImmune Vaccines, Abgenix and Scios.
o	Ami C. Knoefler was appointed as Vice President of Investor Relations and Corporate Communications. She has more than 25 years of global experience in pharmaceutical, biotech and medical technology communications. She most recently served as Senior Director at Ascendis Pharma, and previously held positions at Jazz Pharmaceuticals, PDL BioPharma, Abgenix and Bristol-Myers Squibb.
•	Expanded the Scientific and Strategic Advisory Board (SAB) to include pioneers in the immuno-oncology field: Steve Fischkoff, M.D., Stanley Frankel, M.D., FACP and Robert Spiegel, M.D., FACP. Adagene’s SAB is comprised of industry leaders who have played a key role in the field of immuno-oncology. The SAB will work cohesively with management and other key advisors to provide strategic input as the company pursues global clinical development of its transformative, expanding pipeline.
•	In July, Adagene authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares.

Financial Highlights

Cash and Cash Equivalents

Cash and cash equivalents were US$208.3 million as of June 30, 2021, compared to US$75.2 million as of December 31, 2020. The increase was mainly due to net proceeds of US$145.9 million from the company’s Initial Public Offering in February 2021. In addition, in March 2021, Adagene received US$11.0 million from Exelixis, Inc., as per the terms of the collaboration and license agreement.

Prepayments and Other Current Assets

Prepayments and other current assets were US$5.4 million as of June 30, 2021, compared to US$3.8 million as of December 31, 2020. The increase was driven by expanded R&D activities and associated advanced payments made.

Contract Liabilities

Contract liabilities were US$11.1 million as of June 30, 2021, compared to US$0.7 million as of December 31, 2020. The increase was due to the collaboration and license agreement signed with Exelixis as the related performance obligations have not been fulfilled.

Net Revenue

Net revenue was US$1.4 million for the six months ended June 30, 2021, compared to US$0.3 million for the same period in 2020. The increase was due to a payment of US$1.2 million from Dragon Boat Pharmaceuticals, a subsidiary of Sanjin, related to fulfillment of performance obligations associated with the companies’ collaboration to develop antibody-based therapies.

Research and Development Expenses

Research and development expenses were US$31.5 million for the six months ended June 30, 2021, compared to US$14.9 million for the same period in 2020. The increase was primarily attributable to an (i) increase in payroll and other related personnel costs by US$4.3 million due to headcount growth and average payroll increase in research and development, (ii) increase in non-cash share-based compensation expenses by US$3.1 million, and (iii) increase in costs related to preclinical testing and clinical trials due to progression of the programs and increased contract manufacturing costs by US$8.0 million. Adagene incurred US$16.6 million for project ADG106, ADG116 and ADG126 for the six months ended June 30, 2021, compared to US$13.0 million for the same period in 2020. Besides, Adagene incurred US$14.8 million for preclinical product candidates, research pipeline and others for the six months ended June 30, 2021, compared to US$1.9 million for the same period in 2020.

General and Administrative (G&A) Expenses

G&A expenses were US$7.4 million for the six months ended June 30, 2021, compared to US$4.7 million for the same period in 2020. The increase was primarily due to an (i) increase in headcount and average payroll and (ii) increase in professional fees and office expenses.

Net Loss

The net loss attributable to Adagene Inc.’s shareholders was US$37.2 million for the six months ended June 30, 2021, compared to US$18.2 million for the six months ended June 30, 2020.

Non-GAAP Net Loss

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value was US$27.0 million for the six months ended June 30, 2021, compared to US$11.1 million for the six months ended June 30, 2020. Please refer to the section in this press release titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP Financial Measures

The Company uses non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period represent net loss attributable to ordinary shareholders for the year/period excluding (i) share-based compensation expenses, and (ii) accretion of convertible redeemable preferred shares to redemption value. Share-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. The Company believes that the exclusion of share-based compensation expenses from the net loss in the Reconciliation of GAAP and Non-GAAP Results assists management and investors in making meaningful period-to-period comparisons in the Company's operating performance or peer group comparisons because (i) the amount of share-based compensation expenses in any specific period may not directly correlate to the Company’s underlying performance, (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, and (iii) other companies may use different forms of employee compensation or different valuation methodologies for their share-based compensation.

Please see the “Reconciliation of GAAP and Non-GAAP Results” included in this press release for a full reconciliation of non-GAAP net loss and non-GAAP net loss per ordinary shares for the year/period for the year/period to net loss attributable to ordinary shareholders for the year/period.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary DPL platform, composed of NEObody, SAFEbody™, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com

FINANCIAL TABLES FOLLOW

Unaudited Consolidated Balance Sheets

	As of December 31, 2020 (audited)	As of June 30, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	75,150,998	208,274,215
Accounts receivable, net	—	619,185
Amounts due from related parties	132,396	928,408
Prepayments and other current assets	3,813,984	5,387,310
Total current assets	79,097,378	215,209,118
Property, equipment and software, net	2,067,125	2,593,357
Other non-current assets	3,098,234	59,569
TOTAL ASSETS	84,262,737	217,862,044
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	1,809,975	2,833,974
Contract liabilities	725,536	11,100,000
Amounts due to related parties	2,535,358	6,411,083
Accruals and other current liabilities	6,059,497	3,558,332
Short-term borrowings	3,831,476	3,854,429
Current portion of long-term borrowings	1,183,926	1,818,857
Total current liabilities	16,145,768	29,576,675
Long-term borrowings	2,965,563	2,000,743
Other non-current liabilities	91,955	61,919
TOTAL LIABILITIES	19,203,286	31,639,337

Unaudited Consolidated Balance Sheets (Continued)

	As of December 31, 2020 (audited)	As of June 30, 2021
	US$	US$
Mezzanine equity:
Series A-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,473,957 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	5,473,957	—
Series A-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 2,370,414 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	3,000,000	—
Series B convertible redeemable preferred shares (par value of US$0.0001 per share; 7,494,537 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	27,999,995	—
Series C-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,597,354 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	48,975,456	—
Series C-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 1,861,121 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	18,999,999	—
Series C-3 convertible redeemable preferred shares (par value of US$0.0001 per share; 4,452,441 shares authorized, issued and outstanding as of December 31, 2020, and none outstanding as of June 30, 2021 respectively)	50,000,000	—
Total mezzanine equity	154,449,407	—
Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 and 640,000,000 shares authorized; 18,888,070 shares issued and 16,603, 070 shares outstanding as of December 31, 2020; and 56,415,883 shares issued and 54,470,883 shares outstanding as of June 30, 2021)	1,889	5,642
Subscriptions receivable from shareholders	(7,172,192)	—
Additional paid-in capital	23,786,652	329,216,570
Accumulated other comprehensive income (loss)	(350,981)	(153,498)
Accumulated deficit	(105,655,324)	(142,846,007)
Total shareholders’ equity (deficit)	(89,389,956)	186,222,707
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	84,262,737	217,862,044

Unaudited Consolidated Statements of Comprehensive Loss

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2021
	US$	US$
Revenues
Licensing and collaboration revenue	309,500	1,358,836
Expenses
Research and development expenses	(14,913,987)	(31,462,546)
Administrative expenses	(4,733,496)	(7,400,123)
Loss from operations	(19,337,983)	(37,503,833)
Interest income	523,557	69,332
Interest expense	—	(192,866)
Other income, net	629,672	822,837
Foreign exchange gain (loss), net	(592)	(386,153)
Loss before income tax	(18,185,346)	(37,190,683)
Income tax expense	—	—
Net loss attributable to Adagene Inc.’s shareholders	(18,185,346)	(37,190,683)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	39,829	197,483
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(18,145,517)	(36,993,200)
Net loss attributable to Adagene Inc.’s shareholders	(18,185,346)	(37,190,683)
Deemed contribution from convertible redeemable preferred shareholders	—	—
Accretion of convertible redeemable preferred shares to redemption value	(123,221)	(28,553)
Net loss attributable to ordinary shareholders	(18,308,567)	(37,219,236)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,948,252	45,514,701
—Diluted	15,948,252	45,514,701
Net loss per ordinary share
—Basic	(1.15)	(0.82)
—Diluted	(1.15)	(0.82)

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2021
	US$	US$
GAAP net loss attributable to ordinary shareholders	(18,308,567)	(37,219,236)
Add back:
Share-based compensation expenses	7,093,006	10,152,791
Accretion of convertible redeemable preferred shares to redemption value	123,221	28,553
Non-GAAP net loss	(11,092,340)	(27,037,892)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,948,252	45,514,701
—Diluted	15,948,252	45,514,701
Non-GAAP net loss per ordinary share
—Basic	(0.70)	(0.59)
—Diluted	(0.70)	(0.59)